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February 8, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Arthur C. Sandel, Office of Structured Finance

Michelle Stasny, Office of Structured Finance

Re:	Southern California Edison Company
SCE Recovery Funding LLC
Registration Statement on Form SF-1
Filed October 26, 2020
File Nos. 333-249674 and 333-249674-01
SEC Comment Letter dated February 8, 2021

Dear Mr. Sandel:

On behalf of Southern California Edison Company (“SCE”) and SCE Recovery Funding LLC (together with SCE, the “Registrants”), we submit via EDGAR for review by the Securities and Exchange Commission (the “Commission”) the accompanying Amendment No. 3 (“Amendment No. 3”) to the Registrants’ above-referenced Registration Statement on Form SF-1 (the “Registration Statement”). Amendment No. 3 reflects the Registrants’ responses to the comments received from the staff of the Commission (the “Staff”) contained in the Staff’s letter dated February 8, 2021 (the “Comment Letter”), and certain other updated information.

The Staff’s comments as reflected in the Comment Letter are reproduced in italics in this letter, and the corresponding responses of the Registrants are shown below each comment. All references to page numbers in the Registrants’ responses are to the page numbers in Amendment No. 3.

Servicing Risks, page 23

1.

We note that your risk factors “[t]he COVID-19 pandemic may impact SCE’s ability to collect and service the fixed recovery charges and might reduce scheduled payments on the bonds” and “[c]hanges to billing, collection and posting practices might reduce the value of your investment in the bonds” on pages 24 and 25, respectively, caution that payments on the bonds may not be made due to the impact of the COVID-19 pandemic and/or changes to servicing practices. However, on page 35, you state that true-up adjustments “are intended to ensure the recovery of revenues sufficient to retire the principal amount of the bonds in accordance with the expected sinking fund schedule, to pay all interest on the bonds when due, to pay fees and expenses of servicing the bonds and premiums, if any, associated with the bonds and to fund any required credit enhancement for the bonds” and that the servicer “may request an interim true-up adjustment at any time for any reason to ensure timely payment of scheduled principal of and interest on the bonds and other required amounts and charges owing in connection with the bonds on the next payment date.” Please revise your registration statement to clarify how COVID-19 relief and changes to servicing practices, as described in the risk factors, could impact the true-up adjustments.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure to clarify how the COVID-19 pandemic could impact the true-up adjustments. We have further deleted the risk factor entitled “Changes to billing, collection and posting practices might reduce the value of your investment in the bonds” that appeared on page 25 of the Amendment No. 2 to the Registration Statement, and clarified that the only material risk to the payment of the bonds would arise from legislative or commission actions, not from changes to servicer’s billing practices.

2.

Please tell us what ongoing information you will provide to investors regarding changes to servicing practices that impact bond payments and the true-up adjustments including, but not necessarily limited to, reports on Form 10-D.

Response: As noted above, the Registrants have eliminated as a risk factor changes relating to the servicer’s billing, collection and posting practices. The Registrants further note that the servicer is obligated under the Servicing Agreement to report (on Form 10-D or otherwise) any “material legislative or regulatory development directly relevant to the bonds.” Please see “SEC Filings; Website Disclosure” on page 73 of the Amendment No. 3.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments about this letter or need any further information, please call the undersigned at (628) 231-6803.

Very Truly Yours

By:	/s/ Eric D. Tashman
Eric D. Tashman

cc:	Kevin M. Payne (SCE)

William M. Petmecky III (SCE Recovery Funding LLC)

Natalia Woodward (SCE)

Kathleen Brennan de Jesus, Esq. (SCE)

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